FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated June 22, 2022

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 22 June, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 22 June 2022
Appointment of Non-Executive Director

Exhibit 99

Appointment of Non-Executive Director

London, 22 June 2022. Unilever PLC today announces the appointment of Hein Schumacher as a Non-Executive Director of the company, with effect from 4 October 2022. Hein will join the Audit Committee.

Hein brings a wealth of international experience from the consumer goods sector and is currently Chief Executive Officer of Royal FrieslandCampina, a €11.5bn revenue Dutch dairy co-operative.

Before joining Royal FrieslandCampina in 2014, Hein spent more than a decade at Kraft Heinz Food Company, across a range of finance and operational roles, most recently leading the Group's operations in Asia Pacific. Prior to joining Kraft Heinz, Hein worked at Ahold, the international retailer, having initially started his career as a graduate trainee at Unilever.

Nils Andersen, Chairman of Unilever, said: "I am delighted to welcome Hein to the Board. He has a strong track record in international consumer goods and will bring a deep understanding of our industry and the environment in which we are operating. We look forward to benefitting from his insight and experience."

There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Media: Media Relations team +44 78 2527 3767 lucila.zambrano@unilever.com	Investors: Investor Relations team +44 20 7822 6830 investor.relations@unilever.com

-ends-

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements.

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.